Important Proxy Materials are available

Federated Funds

You have elected to receive Proxy Materials via the Internet.

This email notification contains information relating to Proxy Materials that are available for the Federated Fund(s) that are maintained in your account and that are identified below.

Please read these instructions carefully before proceeding.

NOTICE OF AVAILABILITY OF IMPORTANT PROXY MATERIALS:

Proxy Materials are available for the following shareholders' meeting.

Federated Treasury Cash Series II

(a portfolio of Cash Trust Series II)

Special Meeting of Shareholders

Meeting Date: September 9, 2014

For Shareholders as of: July 11, 2014

You can access these Proxy Materials at the following Web

addresses:

NOTICE OF SPECIAL MEETING AND PROXY STATEMENT https://materials.proxyvote.com/Approved/MC2842/20140711/NPS_215518.PDF

PROSPECTUS

https://materials.proxyvote.com/Approved/MC2842/20140711/PROS_215519.PDF

If your email software supports it, you can simply click on the above link. If not, you can type (or copy and paste) the web address into the address line of your Web browser.

HOW TO VOTE:

Because electronic Proxy Materials do not include a proxy card that you can mail in, you will need to cast your vote through the Internet or by touchtone telephone. Either way, you will need the Control number(s) below.

CONTROL NUMBER: 012345678901

(use this number to cast your vote)

To vote through the Internet, visit

https://www.proxyvote.com

Internet voting is accepted up to 11:59 p.m. (PST) the day before the meeting/cut off date.

To vote by touchtone telephone, call 1-800-690-6903 and follow the recorded instructions. Touchtone telephone voting is accepted up to 11:59 p.m (PST) the day before the meeting/cut off date.

ADDITIONAL INFORMATION:

To access the electronic Proxy Materials, you may need Adobe Acrobat Reader software. This software is available for download at no cost at http://www.adobe.com. Downloading time may be slow.